UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Washington Mutual, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

939322103

(CUSIP Number)

December 31, 2008

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[	]Rule 13d-1(b)

[ X ]Rule 13d-1(c)

[	]Rule 13d-1(d)

SCHEDULE 13G

CUSIP No. 939322103

1.	NAMES OF REPORTING PERSONS I.R.S. IDENFICICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Toscafund Asset Management LLP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER 108,571,428
6.	SHARED VOTING POWER --
7.	SOLE DISPOSITIVE POWER 108,571,428
8.	SHARED DISPOSITIVE POWER --
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 108,571,428
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2%
12.	TYPE OF REPORTING PERSON* PN

SCHEDULE 13G

CUSIP No. 939322103

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TOSCA
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER 107,071,428
6.	SHARED VOTING POWER --
7.	SOLE DISPOSITIVE POWER 107,071,428
8.	SHARED DISPOSITIVE POWER --
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,071,428
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1%
12.	TYPE OF REPORTING PERSON* CO

SCHEDULE 13G

CUSIP No. 939322103

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TOSCA Long
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER 1,500,000
6.	SHARED VOTING POWER --
7.	SOLE DISPOSITIVE POWER 1,500,000
8.	SHARED DISPOSITIVE POWER --
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) *
12.	TYPE OF REPORTING PERSON* CO

Item 1.

(a)	Name of Issuer:

Washington Mutual, Inc. (the “Company”)

(b)	Address of Issuer’s Principal Executive Offices:

1301 Second Avenue, Seattle, Washington 98101

Item 2.

(a) through (c):

This Schedule 13G is being filed by Toscafund Asset Management LLP (“Tosca Management”), the manager of TOSCA and TOSCA Long. Tosca Management is a limited liability partnership registered in England and Wales. Both TOSCA Long and TOSCA are Cayman Island Exempt Companies. The principal business address of each of Tosca Management, TOSCA Long and TOSCA is 7th Floor, 90 Long Acre, London, WC2E 9RA.

As of the date hereof, TOSCA is the record owner of 107,071,428 shares of common stock of the Company and TOSCA Long is the record owner of 1,500,000 shares of common stock of the Company. Tosca Management may be deemed to beneficially own the common stock held by TOSCA and TOSCA Long because Tosca Management is the manager of both TOSCA and TOSCA Long. As manager of TOSCA and TOSCA Long, Tosca Management exercises voting and dispositive power over investments held by these entities.

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP No.:

939322103

Item 3.If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act.

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act.

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act.

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	[ ]	An investment advisor in accordance with section 240.13d-1(b)(1)(ii)(E).

(f)	[ ]	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g)	[ ]	A parent holding company or control person in accordance with section 240.13d-1(b)(ii)(G).

(h)	[ ]	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j)	[ ]	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)       Amount beneficially owned: 108,571,428 shares beneficially owned by Tosca Management.

(b)	Percent of class: 6.2%.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 108,571,428.
(ii)	Shared power to vote or to direct the vote: -0-.
(iii)	Sole power to dispose or to direct the disposition of: 108,571,428.
(iv)	Shared power to dispose or to direct the disposition of: -0-.

For information with respect to TOSCA and TOSCA Long, please see the cover sheets for these entities.

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [ ]

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of January 16, 2009.

TOSCAFUND ASSET MANAGEMENT LLP, signed by Martin Brian Hughes, for and on behalf of Toscafund Asset Management LLP

By: /s/ Martin Brian Hughes

Director

TOSCA

By: /s/ Johnny De La Hey

Johnny De La Hey, Director

For and on behalf of TOSCA

TOSCA LONG

By: /s/ Johnny De La Hey

Johnny De La Hey, Director

For and on behalf of TOSCA Long